

May 21, 2013

<u>Via E-mail</u>
Alan W. Barksdale
Chief Executive Officer
Red Mountain Resources, Inc.
2515 McKinney Avenue, Suite 900
Dallas, Texas 75201

> **Re: Red Mountain Resources, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 3, 2013**
> **File No. 333-188361**

Dear Mr. Barksdale:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

1.   Please provide your analysis as to how you are eligible to use Form S-3, whether you are an "accelerated filer" (as defined in Rule 12b-2 under the Securities Exchange Act of 1934), and if so, when you became subject to the due dates for periodic filings that apply to accelerated filers. In this regard, we note that (i) your Form 10-K for the fiscal year ended May 31, 2012 disclosed that, as of November 30, 2011, the aggregate market value of your common stock held by non-affiliates was approximately $101.9 million and (ii) your Form 10-Q for the fiscal quarter ended February 28, 2013 appears to have been filed

after the due date prescribed for accelerated filers. Please refer to General Instruction I.A.3(b) to Form S-3**.**

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Garrett DeVries
        Akin Gump Strauss Hauer & Feld LLP